111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Erik Romberg 512.320.9278 Phone eromberg@andrewskurth.com

November 8, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549-0303

Re:	ManeGain, Inc.
Offering Statement on Form 1-A Filed September 23, 2016
File No. 024-10612

Dear Ms. Ravitz:

We are in receipt of your letter dated October 20, 2016 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the letter dated October 20, 2016. We are concurrently filing an Amendment to the Form 1-A Offering Statement. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

Part I – Notification

Item 4. Summary Information Regarding the Offering

1.    Please reconcile the reference in Item 4 to estimated net proceeds of $4,887,500 with your disclosure on page 15 of Part II of your Offering Statement on Form 1-A about net proceeds of $4,950,000. Also, ensure that the reference in Item 4 and on page 15 of Part II to net proceeds is consistent with the amount of gross proceeds of $5 million less the total amount of $73,500 in various fees mentioned in Item 4 and the service and escrow fees mentioned after the table presented on the cover page of Part II of your Form 1-A.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

November 8, 2016

Response: In response to the Staff’s comment, the Company has revised the disclosure in Item 4 to correct the estimated net proceeds. The Company has revised the disclosures on Page 15 of Part II of the Offering Statement to correct the estimated net proceeds and remaining net proceeds amounts. The Company has revised the disclosure on the cover page of Part II of the Form 1-A to correct the approximate fees payable to FundAmerica, LLC for technology services and to Provident Trust Group, LLC for escrow services. The Company has also revised the disclosures on Page 11 of Part II (Dilution) of the Offering Statement to correct the estimated net proceeds amounts.

Part II – Offering Circular

Plan of Distribution, page 13

2.    We note your disclosure in the second paragraph of this section about your website. Please identify exactly who will be selling the securities via your website so that it is clear whether you or a third party will be offering your securities and state whether that entity or person is a registered broker-dealer. Please state the applicable exemption from Exchange Act Section 15 broker-dealer registration you plan to rely upon, as applicable. Refer to Item 5(c) of Part II of Form 1-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph of the section to clarify that the Company’s officers will be offering the securities and the exemption from broker-dealer registration on which such officers will rely.

Competition, page 18

3.    Please tell us the authority on which you rely to refer investors to other documents for information as you do in the third paragraph on page 16 and in the second paragraph on page 23. Also, tell us the authority on which you rely to refer investors to the FDA website for information as you do in the last sentence on page 23.

Response: In response to the Staff’s comment, the Company has removed the references to the other documents in the third paragraph on page 16, the second paragraph on page 23 and the last sentence on page 23.

Placement of HairGrower in High-end Salons, page 20

4.    We note that your offering statement contains a number of projections. If you choose to retain these projections, please revise your document to disclose management’s reasonable basis for these projections in light of the company’s stage of development. Also, please disclose any underlying assumptions, whether you have independent support for your projections, and any uncertainties and limitations on your projections.

November 8, 2016

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 to remove the projections in this section. In “Description of the Business”, the Company has added disclosures regarding the Company’s reasonable basis for and methodology in arriving at its projections, as well as assumptions underlying such projections.

Patent Information and Production and Supply, page 21

5.    Please revise the disclosure in the first paragraph of this section and in the third paragraph on page 23 to explain what you mean by the terms “Quality Control” and “Medical Device Tax,” respectively. Also, revise the disclosure in the third paragraph on page 23 about FDA approvals to more fully disclose the FDA approval process and the nature of regulatory oversight, such as the duration of the process, labeling requirements, advertising and promotion and remedies for noncompliance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23, formerly page 21, to explain the meaning of the term “Quality Control”, and revised the disclosure on page 25, formerly page 23, to explain the meaning of the term “Medical Device Tax”. The Company has revised the disclosure in the third paragraph on page 23 to more fully disclose the FDA approval process and the nature of regulatory oversight.

Testing of the Company’s Products, page 23

6.    Please provide us with support for your disclosure in the last two sentences of this section regarding the efficacy rate based on tests you ran in 2011 and 2012 and how the rate was “substantially better” than the results of HairMax and I-Grow. Also tell us, with a view to disclosure, whether more recent tests have been run since 2012 concerning the efficacy rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25, formerly page 23, to more fully explain nature of the tests undertaken by the Company, the interpretation of their results, and has removed the statements comparing these results to HairMax and I-Grow. In response to the Staff’s comment, the Company has added disclosures that no additional tests have been undertaken since 2012.

Previous Financial Performance, page 25

7.    Please tell us why you have included this section given your disclosure in the third paragraph of this section that you were dormant from 2012 to 2014 and you did not have any revenues in the fiscal year ended December 31, 2015.

Response: In response to the Staff’s comment, the Company has removed this section.

November 8, 2016

8.    You disclose revenues of $27,695 and a net loss of $2,756 for 2012 which appear to be considerably different than the revenues of $19,395 and a net loss of $15,627 for the same period in your Profit and Loss Statement on page 54 of Part II of the amendment to your Offering Statement on Form 1-A filed on November 19, 2014. Please explain what is driving the differences or revise accordingly.

Response: The Company has removed this section. The discrepancy was the result of clerical error.

Director, Executive Officers, and Significant Employees, page 28

9.    Please provide the disclosure required by Item 10(a) of Form 1-A for your executive officer in charge of finance. See Instruction 2 to Item 10(a) of Form 1-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30, formerly page 28, to specify that Mr. Michael Schwartz, whose information is already provided, is the Company’s Chief Financial Officer (principal financial officer).

Part III – Exhibits, page 45

10.    Please file as an exhibit the agreement concerning the escrow arrangement mentioned on page 8. Also, file as exhibits your agreements with Seda Rico concerning the note payable and the royalty payments mentioned on page 31.

Response: In response to the Staff’s comment, the Company has filed the Escrow Agreement and Seda Rico document as Exhibits.

Signatures, page 46

11.    Please do not alter the form of text required on the Form 1-A Signatures section. In this regard, we note that the second paragraph of text required on the Signatures page is missing from page 46. Also, the next amendment should be signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors.

Response: In response to the Staff’s comment, the Company has revised the Signatures section to include the second paragraph of text required on the Signatures page. The amendment has been signed by Mr. Jeffrey Fry (principal executive officer), as well as by Mr. Barry Thornton and Mr. Michael Schwartz (principal financial officer and principal accounting officer), who constitute all of the members of the Company’s Board of Directors.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Sincerely,

/s/ Erik Romberg

Erik Romberg